Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(In Millions, Except Per Share Data)
	Three Months Ended		Nine Months Ended

	October 28,	October 29,	October 28,	October 29,
	2001	2000	2001	2000

BASIC

Net Earnings Available to Common Shareholders	$778	$650	$2,334	$2,116

Weighted Average Number of Common Shares Outstanding	2,337	2,317	2,332	2,313

Basic Earnings Per Share	$0.33	$0.28	$1.00	$0.91

DILUTED

Net Earnings Available to Common Shareholders	$778	$650	$2,334	$2,116

Weighted Average Number of Common Shares Outstanding	2,337	2,317	2,332	2,313

Effect of Potentially Dilutive Securities:
Employee Stock Plans	15	35	18	39

Weighted Average Number of Common Shares Outstanding Assuming Dilution	2,352	2,352	2,350	2,352

Diluted Earnings Per Share	$0.33	$0.28	$0.99	$0.90

Employee stock plans represent options and shares granted under the Company’s employee stock purchase, stock option and deferred compensation stock plans.